Switchback Energy Acquisition Corporation
5949 Sherry Lane, Suite 1010
Dallas, TX 75225
(972) 514-9535

July 23, 2019

VIA EDGAR

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Susan Block
Office of Transportation and Leisure

Re:	Switchback Energy Acquisition Corporation
Form S-1 Registration Statement
File No. 333-232501

Dear Ms. Block:

Switchback Energy Acquisition Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-232501), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on July 25, 2019, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 and that such effectiveness also be confirmed in writing.

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Sincerely,

Switchback Energy Acquisition Corporation

By:	/s/ Jim Mutrie
Name:	Jim Mutrie
Title:	Chief Commercial Officer, General Counsel, Secretary and Director

cc:	Weil, Gotshal & Manges LLP
Alexander D. Lynch
Barbra J. Broudy

Vinson & Elkins L.L.P. Douglas E. McWilliams E. Ramey Layne

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